SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL discloses preliminary traffic figures for October

São Paulo, November 9, 2023 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), one of Brazil’s largest domestic airlines, announces today preliminary air traffic figures for the month of October 2023. compared to the same period in 2022.

Highlights:

|	GOL’s total supply (ASK) decreased 1.2%, due to a 2.5% reduction in average stage. Total seats increased 4.2% and the number of departures is up 3.1%. GOL's total demand (RPK) increased 2.6%.
|	GOL’s domestic supply (ASK) and demand (RPK) increased by 1.0% and 4.7%, respectively. GOL’s domestic load factor reached 84.6%. The volume of departures increased 3.5% while seats increased 4.7%.
|	GOL’s international supply (ASK) was 311 million and (RPK) was 259 million.
|	Cargo volume was up 52.8%, reaching 11,2 thousand tons in October.

October/23 Preliminary Traffic Figures:

	Monthly Traffic Figures (1)			Accumulated Traffic Figures (1)			Accumulated Traffic Figures (1)
Operating data *	Oct/23	Oct/22	% Var.	10M23	10M22	% Var.	LTM23	LTM22	% Var.
Total GOL
Departures	18,423	17,865	3.1%	186,541	162,831	14.6%	225,660	195,189	15.6%
Seats (thousand)	3,252	3,120	4.2%	32,661	28,377	15.1%	39,499	33,978	16.2%
ASK (million)	3,517	3,560	-1.2%	35,779	32,947	8.6%	43,595	39,208	11.2%
RPK (million)	2,973	2,897	2.6%	29,232	26,407	10.7%	35,443	31,541	12.4%
Load factor	84.5%	81.4%	3.1 p.p	81.7%	80,1%	1.6 p.p	81.3%	80.4%	0.9 p.p
Pax on board (thousand)	2,690	2,478	8.6%	25,786	22,035	17.0%	31,111	26,560	17.1%
Domestic GOL
Departures	17,618	17,018	3.5%	178,348	157,969	12.9%	215,611	190,022	13.5%
Seats (thousand)	3,112	2,972	4.7%	31,252	27,546	13.5%	37,770	33,096	14.1%
ASK (million)	3,206	3,176	1.0%	32,261	30,699	5.1%	39,262	36,834	6.6%
RPK (million)	2,713	2,591	4.7%	26,480	24,532	7.9%	32,089	29,572	8.5%
Load factor	84.6%	81.6%	3.0 p.p	82.1%	79,9%	2.2 p.p	81.7%	80.3%	1.4 p.p
Pax on board (thousand)	2,576	2,363	9.0%	24,705	21,345	15.7%	29,803	25,832	15.4%
International GOL
Departures	805	847	-5.0%	8,193	4,862	68.5%	10,049	5,167	94.5%
Seats (thousand)	139	147	-5.5%	1,409	831	69.5%	1,729	882	96.0%
ASK (million)	311	384	-19.1%	3,518	2,249	56.4%	4,333	2,374	82.5%
RPK (million)	259	306	-15.3%	2,753	1,875	46.8%	3,354	1,969	70.3%
Load factor	83.4%	79.7%	3.8 p.p	78.3%	83.4%	-5.1 p.p	77.4%	83.0%	-5.6 p.p
Pax on board (thousand)	114	115	-1.1%	1,081	690	56.6%	1,308	728	79.8%
On-time Departures	78.6%	84.5%	-5.9 p.p	87.2%	92.5%	-5.2 p.p	85.5%	94.6%	-9.1 p.p
Flight Completion	96.8%	98.6%	-1.8 p.p	97.9%	99.4%	-1.5 p.p	98.0%	99.3%	-1.3 p.p
Cargo Ton (thousand)	11.2	7.3	52.8%	92.8	55.5	67.2%	108.6	64.5	68.3%

* Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

(1) Preliminary Figures

1	GOL Linhas Aéreas Inteligentes S.A.

GOL discloses preliminary traffic figures for October

GOL Investor Relations

ir@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL is the largest airline in Brazil. leader in the corporate and leisure segments. Since it was founded in 2001. the Company has the lowest unit cost in Latin America. democratizing air transportation. The Company has alliances with American Airlines and Air France-KLM and makes available several codeshares and interline agreements available to Customers. bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All”. GOL offers the best travel experience to its passengers. including: the largest number of seats and more space between seats; the greatest platform with internet. movies and live TV; and the best frequent-flyer program. Smiles. In cargo transportation. Gollog delivers orders to different regions in Brazil and abroad. The Company has a team of 13.900 highly qualified aviation professionals focused on Safety. GOL’s #1 value. and operates a standardized fleet of 141 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information. go to www.voegol.com.br/ir.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 09, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer